Exhibit 99.1

AMARIN APPOINTS DR. PARESH SONI AS SVP AND HEAD OF
DEVELOPMENT

Research and Development Headquarters to be Established in the U.S.

Company Prioritizing Cardiovascular Disease Programs

DUBLIN, Ireland, September 17, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of Dr. Paresh Soni to the position of SVP and Head of Development.

Amarin also announced today its plans to locate its research and development headquarters in Connecticut, U.S. The new site, which is expected to be operational by year end, will focus primarily on developing Amarin’s cardiovascular pipeline, including AMR101 which is entering Phase 3 for hypertriglyceridemia.

Dr. Soni joins Amarin from Pfizer where he held a number of leadership roles in Pfizer Global Research and Development in both experimental medicine and late stage development. He provided clinical leadership to a number of programs including darifenacin, Viagra and lasofoxifene, including the submission of two New Drug Applications (NDAs). He was the development team leader for antiviral projects in infectious diseases, and clinical leader and clinical group head for the GI/hepatology therapeutic area.

Dr. Soni, a board-certified internist and gastroenterologist, completed his medical and specialist training at the University of Natal in South Africa before completing a research fellowship at the Division of Hepatology, Royal Free Hospital School of Medicine, London, where he also completed a PhD. Dr. Soni is a member of the American Gastroenterology Association (AGA) and American Association for the Study of Liver Diseases (AASLD).

Dr Soni commented on his appointment “I am pleased to join Amarin at this significant stage of preparations for launching Phase 3 development for AMR101 for hypertriglyceridemia, and building the U.S. research and development organization. I also look forward to working with an experienced management team and strong board to maximize the value of Amarin’s pipeline.”

Dr. Declan Doogan, Head of Research and Development of Amarin, commented “We are very pleased to welcome Dr. Soni to Amarin. Dr. Soni brings with him many years of leadership in drug development in a variety of therapeutic areas. His experience in progressing late stage programs through NDA filing will be an invaluable addition to our team.”

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “Dr. Soni’s appointment is an important milestone in the establishment of our new U.S.

research and development presence, which is being created to take advantage of our promising development opportunities in cardiovascular disease. This new location of our research and development headquarters will make it possible for us to attract talent from across the United States.”

Mr. Lynch added “A full strategic, business and pipeline update will be provided on our second quarter conference call scheduled for Thursday, September 25 at 8.30 am eastern time.”

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a lead program entering Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s central nervous system (CNS) development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of September 17, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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